December 19, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Mr. Brian Fetterolf

Re:	ShiftPixy, Inc.
Registration Statment on Form S-3, as amended
File No. 333-267751

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ShiftPixy, Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 PM Eastern Time, December 21, 2022, or as soon as practicable thereafter.

Very truly yours,

ShiftPixy, Inc.

By:	/s/ Scott W. Absher
Scott W. Absher
Chief Executive Officer; Director